Exhibit 99.1

Stockholm, Sweden	September 8, 2020

First patient in China enrolled in clinical phase 3 study NefIgArd with lead candidate Nefecon

Calliditas Therapeutics AB (publ) (”Calliditas”) today announced that the first patient in China has been randomized into confirmatory part of the NefIgArd Phase 3 trial by its partner, Everest Medicines.

Following IND approval by the NMPA in December of 2019 and subsequent approval by Human Genetic Resources Administration of China (HGRAC), the first patient in China has now been randomized in the Phase 3 NefIgArd trial. The first patient in NeflgArd was randomized by Calliditas in November 2018, and in December 2019 Calliditas announced the full recruitment of the 200 patients required for regulatory submission (Part A). Topline data for these 200 subjects is targeted for Q4 of 2020, which subject to positive data will form the basis for regulatory approval and market access in the US and Europe. The study has continued to recruit an additional 160 patients in order to complete the confirmatory part (Part B) of the trial, which relates to the validation of the surrogate marker, proteinuria. Everest Medicines is contributing to the recruitment of these 160 patients, based on the roll-out across centers in China.

“We are very pleased to now have the first patient from mainland China enrolled into the NefIgArd trial. As this disease represents a significant unmet need in Asia, we are excited that Everest Medicines have achieved this milestone, which supports the goal of completing recruitment before the end of the year,” said Renée Aguiar-Lucander, CEO of Calliditas Therapeutics.

For further information, please contact:

Renée Aguiar-Lucander, CEO, Calliditas

Email: renee.lucander@calliditas.com

Mikael Widell, Investor Relations

Tel.: +46 703 11 99 60, email: Mikael.widell@calliditas.com

The information was sent for publication, through the agency of the contact persons set out above, on September 8, 2020 at 08:00 a.m. CET.

About Calliditas

Calliditas Therapeutics is a specialty pharmaceutical company based in Stockholm, Sweden focused on identifying, developing and commercializing novel treatments in orphan indications, with an initial focus on renal and hepatic diseases with significant unmet medical needs. Calliditas’ lead product candidate, Nefecon, is a proprietary, novel oral formulation of budesonide, an established, highly potent local immunosuppressant, for the treatment of the autoimmune renal disease IgA nephropathy, or IgAN, for which there is a high unmet medical need and there are no approved treatments. Calliditas is running a global Phase 3 study within IgAN and, if approved, aims to commercialize Nefecon in the United States. Calliditas is listed on Nasdaq Stockholm (ticker: CALTX) and the Nasdaq Global Select Market (ticker: CALT). Visit www.calliditas.com for further information.

Forward-Looking Statements

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